February 13, 2018

Jeffrey Gabor

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unum Therapeutics Inc.

Draft Registration Statement on Form S-1

Submitted November 3, 2017

CIK No. 0001622229

Dear Mr. Gabor and Ms. Breslin:

This letter is confidentially submitted on behalf of Unum Therapeutics Inc. (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of the draft Registration Statement on Form S-1 submitted on November 3, 2017 (the “Registration Statement”), as set forth in the Staff’s letter dated December 3, 2017 to Charles Wilson, Ph.D., Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Unum Therapeutics Inc.

February 13, 2018

Draft Registration Statement submitted November 3, 2017

Prospectus Summary Our Pipeline, page 3

1.	Please revise your pipeline table to disclose the undisclosed candidate in the preclinical phase and specify the additional indications it addresses. Alternatively, remove this line from the table.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 3 and 89 to remove this line from the table in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation Critical Accounting Policies and Significant Judgments and Estimates Determination of Fair Value of Common Stock, page 83

2.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business Overview, page 87

3.	We note your disclosure that at your current dose level, ACTR087 used in combination with rituximab resulted in “no severe CRS or neurotoxicity, no other adverse events of special interest (AESIs)..., and no ACTR087-related SAEs or other adverse events leading to study discontinuation” and the use of this information as a comparison to competitors in which “a significant number of NHL adult patients treated with CD19 CARs experienced severe CRS (13% for Yescarta and 26% for Kymriah) and severe neurotoxicity (28% for Yescarta and 13% for Kymriah).” Based on your risk factor disclosure contained on page 15, that you “will likely observe some or all of these side effects in [your] clinical trials at some dosage level, because of [your] dose escalation design,” please put this selected information into its full and proper context by providing the specific details and parameters of the studies in which this data was drawn. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 15, 16, 87, 88, 101 and 102 in response to the Staff’s comment to

Unum Therapeutics Inc.

February 13, 2018

disclose the side effects that the Company has observed in its second dose level that are comparable to those observed in the two third-party clinical trials.

ACTR087 Used in Combination with Rituximab for B Cell Non-Hodgkin Lymphoma, page 99

4.	We note that you are currently evaluating the safety, tolerability, and anti-lymphoma activity of ACTR087 used in combination with Rituximab in your ongoing Phase 1 clinical trial. Given that this Phase 1 was designed to establish a dose level and assess overall safety, please clarify in your disclosure the extent which you can rely on observations relating to efficacy in future regulatory filings with the FDA. Please include a similar discussion for your other candidates.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 100 to incorporate a discussion regarding the use of any efficacy measurements in the Company’s Phase 1 clinical trials in response to the Staff’s comment.

5.	We note that patients demonstrating complete remission received the highest total dose of ACTR087 T cells. Please revise to clarify whether any of the partial remission or progressive disease patients also received the highest total dose of ACTR087 T cells.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 101 in response to the Staff’s comment.

Our Product Candidates, page 99

6.	Please revise your disclosure to identify the primary and secondary endpoints being measure in your ongoing Phase I clinical trial for ACTR087 used in combination with Rituximab and your primary and secondary endpoints in your planned Phase I clinical trials for ACTR707 used in combination with Rituximab and ACTR087 used in combination with SEA-BCMA.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 100, 101, 103 and 104 to incorporate the primary and secondary endpoints for the Company’s ongoing and planned Phase I clinical trials in response to the Staff’s comment.

ACTR707 Used in Combination with Rituximab for B Cell Non-Hodgkin Lymphoma, page 101

7.	Please revise, here or elsewhere in your document as appropriate, to explain why you were required to submit a waiver request to the National Institutes of Health, explain the process involved in receiving the waiver, and the current status of the request. Provide similar disclosure regarding the waiver for ACTR087 used in combination with SEA-BCMA for multiple myeloma.

Unum Therapeutics Inc.

February 13, 2018

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 103, 104 and 117 to describe the waiver requests and the waiver process in response to the Staff’s comment.

Intellectual Property, page 108

8.	Please revise your disclosure to describe the patent portfolio underlying the approved and commercially available antibodies and antibodies in preclinical or clinical development used in combination with your proprietary technology.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 111 in response to the Staff’s comment.

Management, page 129

9.	Please revise to clarify the description of the business experience for Christiana Stamoulis so that it covers her principal occupations and employment during the past five years. Please see Item 401(e) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 131 in response to the Staff’s comment.

Shares Eligible for Future Sale Lock-Up Agreements, page 154

10.	Please file the form of lock-up agreement as an exhibit to your registration statement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to file two forms of lock-up agreement as exhibits to the underwriting agreement that will be filed as Exhibit 1.1 via an amendment to the Registration Statement.

Notes to Consolidated Financial Statements

6. Collaboration Agreement, page F-21

11.	We note that under the terms of the Seattle Genetics collaboration agreement you will receive additional payments upon achievement of certain development, regulatory and commercial milestones or the occurrence of specified events in the aggregate amount of up to $400.0 million. Please revise your disclosure to describe each substantive milestone and specified event, and the related contingent consideration. Refer to ASC 605-28-50-2b.

RESPONSE: The Company respectfully acknowledges the Staff’s comment to describe each substantive milestone and specified event and the related contingent consideration, in accordance with ASC 605-28-50-2b, and has revised the disclosure on pages 69 and F-22.

Unum Therapeutics Inc.

February 13, 2018

The Company supplementally advises the Staff that in applying the guidance in ASC 605-28-50-2b, the Company concluded that the aggregation of milestones by category (collaboration, regulatory and commercial) in its disclosure is more meaningful to investors than disclosing individual milestones due to (i) the significant uncertainty that each specified event will occur or each milestone will be achieved, as each is susceptible to factors that are outside of the Company’s control, and (ii) the substantial period of time remaining before each collaboration payment could be due or each milestone could be achieved, the shortest of which is expected to be greater than two years. Therefore, the Company believes that the disclosure of individual payments that are both highly uncertain and not expected to be received in the near term, if at all, is not material to investors.

By disclosing the aggregate amount of potential milestone payments that could be received in each of the aforementioned categories and the largest individual payments that could be due in each category, together with a description of the events that would trigger such payments, the Company believes it is providing investors with all material relevant information required by ASC 605-28-50-2.

Exhibits

12.	We note you plan to enter into revised employment agreements upon effectiveness of the registration statement, as well as a stock option and incentive plan. Please file these as exhibits or tell us why you do not believe you are required to file them.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to file employment agreements for its named executive officers, as well as its stock option and incentive plan, as exhibits to the Registration Statement via an amendment once these items have been finalized. The Company respectfully advises the Staff that it has revised the disclosure on the Exhibit Index to reflect this intention.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

14.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Unum Therapeutics Inc.

February 13, 2018

RESPONSE: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it believes that Amendment No. 1 contains all graphics, visual, or photographic information that it presently believes it will provide in the printed prospectus prior to its use. The Company undertakes to include additional graphic or similar materials, if any, in a future pre-effective amendment to the Registration Statement and to provide the Staff with sufficient time to review such graphics or artwork prior to inclusion in any prospectus distributed to prospective investors.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1955.

Sincerely,

/s/ Danielle Lauzon

    Danielle Lauzon

Enclosures

cc:	Charles Wilson, Ph.D., Unum Therapeutics, Inc.

Christiana Stamoulis, Unum Therapeutics, Inc.

Kingsley Taft, Goodwin Procter LLP

Caitlin Murray, Goodwin Procter LLP

Patrick O’Brien, Ropes & Gray LLP